UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LAIX Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

50736W105**

(CUSIP Number)

Yi Wang

Joyx Holdings Ltd.

Zheren Hu

Muang Holdings Ltd.

Hui Lin

Ulingo Holdings Ltd.

Building C2, No. 1687 Changyang Road

Yangpu District, Shanghai, 200090, People’s Republic of China

Telephone: +86-21-3511-7188

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 28, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 1 to the initial Schedule 13D (the “Original Filing”) filed on August 12, 2021 jointly by Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, Joyx Holdings Ltd., Muang Holdings Ltd., and Ulingo Holdings Ltd. (the “Reporting Persons”) with respect to ordinary shares ( “Ordinary Shares”), comprising Class A ordinary shares, par value US$0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”), of LAIX Inc., a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filing remains in full force and effect. Capitalized terms used but not defined in this Amendment No.1 shall have the meanings ascribed to them in the Original Filing.

**	The CUSIP number of 50736W105 applies to the American depositary shares of the Issuer (“ADSs”). Each ADS represents fourteen Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50736W105	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Yi Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,753,847 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,753,847 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,753,847 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5% of the Ordinary Shares (representing 51.7% of the total outstanding voting power) (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Representing 11,753,847 Class B Ordinary Shares owned by Joyx Holdings Ltd. (“Joyx Holdings”), a British Virgin Islands business company limited by shares beneficially owned by Mr. Yi Wang. Joyx Holdings is ultimately held by Joyx Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Yi Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Joyx Holdings in the Company. The registered address of Joyx Holdings is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)

Based on 50,100,625 Ordinary Shares as a single class, being the sum of 30,424,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of March 31, 2022 as reported on the Company’s annual report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 26, 2022 (the “Company’s 20-F”), assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 50736W105	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Joyx Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,753,847 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,753,847 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,753,847 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5% of the Ordinary Shares (representing 51.7% of the total outstanding voting power) (3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)

Based on 50,100,625 Ordinary Shares as a single class, being the sum of 30,424,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of March 31, 2022 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 50736W105	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Zheren Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,160,931 Ordinary Shares(4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,160,931 Ordinary Shares(4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,160,931 Ordinary Shares(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% of the Ordinary Shares (representing 22.1% of the total outstanding voting power) (5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(4)

Representing (i) 5,010,931 Class B Ordinary Shares held by Muang Holdings Ltd. (“Muang Holdings”), a British Virgin Islands business company beneficially owned by Mr. Zheren Hu, and (ii) 150,000 Class A Ordinary Shares issuable upon the exercise of the options held by Mr. Zheren Hu that are vested or will be vested within 60 days after the date hereof. Muang Holdings Ltd. is ultimately held by Muang Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Zheren Hu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Muang Holdings Ltd. in the Company. The registered address of Muang Holdings is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(5)

Based on 50,100,625 Ordinary Shares as a single class, being the sum of 30,424,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of March 31, 2022 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 50736W105	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Muang Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,010,931 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,010,931 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,010,931 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% of the Ordinary Shares (representing 22.1% of the total outstanding voting power) (6)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(6)

Based on 50,100,625 Ordinary Shares as a single class, being the sum of 30,424,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of March 31, 2022 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 50736W105	13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Hui Lin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,970,896 Ordinary Shares(7)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,970,896 Ordinary Shares(7)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,970,896 Ordinary Shares(7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% of the Ordinary Shares (representing 12.8% of the total outstanding voting power) (8)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(7)

Representing (i) 2,910,896 Class B Ordinary Shares held by Ulingo Holdings Ltd. (“Ulingo Holdings”), a British Virgin Islands business company beneficially owned by Mr. Hui Lin, and (ii) 60,000 Class A Ordinary Shares issuable upon the exercise of the options held by Mr. Hui Lin that are vested or will be vested within 60 days after the date hereof. Ulingo Holdings Ltd. is ultimately held by The Lin Family Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Hui Lin has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Ulingo Holdings Ltd. in the Company. The registered address of Ulingo Holdings is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(8)

Based on 50,100,625 Ordinary Shares as a single class, being the sum of 30,424,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of March 31, 2022 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 50736W105	13D	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS Ulingo Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,910,896 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,910,896 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,910,896 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% of the Ordinary Shares (representing 12.8% of the total outstanding voting power) (9)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(9)

Based on 50,100,625 Ordinary Shares as a single class, being the sum of 30,424,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of March 31, 2022 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 50736W105	13D	Page 8 of 10 Pages

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and supplemented by the following:

Trading in the Company’s ADSs was suspended after the market close on the New York Stock Exchange (“NYSE”) on April 7, 2022. The Company’s ADSs have been quoted on the OTC Pink Limited Information (the “OTC Market”) under the symbol “LAIXY” after the NYSE suspended the trading of Company’s ADSs.

The principal executive offices of the Company are located at Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai, 200090, People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The Reporting Persons anticipate that, at the price per Ordinary Share set forth in the Revised Proposal (as described in Item 4 below), approximately US$ 4,128,666 will be expended in acquiring the 30,424,951 Ordinary Shares not currently owned by the Reporting Persons (the “Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by equity capital arranged by the Buyer Group (as described in Item 4 below). It is also anticipated that the members of the Buyer Group who are existing shareholders of the Company will roll over their equity interests in the Company to an acquisition vehicle.

The information set forth or incorporated by reference in Item 4 of this statement is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated by the following:

On August 4, 2021, Mr. Yi Wang, Mr. Zheren Hu and Mr. Hui Lin (the “Founders”) and PCIL IV Limited (“PV”, together with the Founders, the “Initial Consortium”) entered into a consortium agreement (the “Original Consortium Agreement”), pursuant to which all parties intend to cooperate in good faith to acquire all of the outstanding Ordinary Shares of the Company other than those Ordinary Shares beneficially owned by the Initial Consortium, through a going-private transaction.

Also on August 4, 2021, the Initial Consortium jointly submitted a non-binding proposal (the “Initial Proposal”) to the Company’s board of directors (the “Board”) related to the proposed acquisition of all of the Ordinary Shares not beneficially owned by the Initial Consortium for cash consideration equal to US$ 1.13 per Ordinary Share or ADS in cash (each ADS representing one Class A Ordinary Share as of the date of the Initial Proposal).

On April 28, 2022, PV withdrew from the Initial Consortium and entered into a termination agreement to the Original Consortium Agreement (the “Termination Agreement”) with the Founders, pursuant to which the Original Consortium Agreement was terminated in its entirety except for certain terms that will survive pursuant to the terms thereof.

CUSIP No. 50736W105	13D	Page 9 of 10 Pages

On April 28, 2022, the Founders entered into a new consortium agreement (the “Consortium Agreement”) with Tenzing Holdings 2011 Ltd. and Sino Avenue Limited, pursuant to which the Founders, Tenzing Holdings 2011 Ltd. and Sino Avenue Limited (collectively, the “Buyer Group”) agreed to jointly undertake an acquisition transaction to acquire all of the outstanding Ordinary Shares of the Company other than those Ordinary Shares beneficially owned by the Buyer Group, through a going-private transaction (the “Proposed Transaction”). The Consortium Agreement provides, among other things, for cooperation and participation in the evaluation of the Company, discussions regarding the Revised Proposal (as defined below) with the Company, and negotiation of the terms of definitive documentation in connection with the Proposed Transaction. The Consortium Agreement also provides that, for a period beginning on the date of the Consortium Agreement and ending on the earlier of (i) the 6-month anniversary after such date, and (ii) the termination of the Consortium Agreement pursuant to certain terms thereof, the Buyer Group members shall work exclusively with each other to implement the Proposed Transaction.

Also on April 28, 2022, the Buyer Group submitted a revised non-binding proposal (the “Revised Proposal”) to the special committee of the Board to reaffirm its interests in the Proposed Transaction and revise the offer price to US$ 1.90 per ADS or US$ 0.1357 per Ordinary Share in cash.

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements mutually acceptable in form and substance to the Company and the Buyer Group. Neither the Company nor the Buyer Group is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would cease to be quoted on the OTC Market.

References to the Termination Agreement, the Consortium Agreement and the Revised Proposal in this Schedule 13D are qualified in their entirety by reference to the Termination Agreement, the Consortium Agreement and the Revised Proposal, a copy of which is attached hereto as Exhibit D, Exhibit E and Exhibit F, respectively, and incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a)–(d) of the Schedule 13D is hereby amended and restated by the following:

(a)–(b) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

CUSIP No. 50736W105	13D	Page 10 of 10 Pages

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated by the following:

The descriptions of the principal terms of the Original Consortium Agreement, the Initial Proposal, the Termination Agreement, the Consortium Agreement and the Revised Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

Exhibit No.	Description

A	Joint Filing Agreement dated August 12, 2021 by and between the Reporting Persons (previously filed with the Securities and Exchange Commission as Exhibit A to the Original Filing filed by the Reporting Persons on August 12, 2021).

B	Consortium Agreement dated August 4, 2021 by and among Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin and PCIL IV Limited (previously filed with the Securities and Exchange Commission as Exhibit B to the Original Filing filed by the Reporting Persons on August 12, 2021).

C	Proposal Letter dated August 4, 2021 from Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, and PCIL IV Limited to the board of directors of the Company (previously filed with the Securities and Exchange Commission as Exhibit C to the Original Filing filed by the Reporting Persons on August 12, 2021).

D	Termination Agreement dated April 28, 2022 by and among Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin and PCIL IV Limited.

E	Consortium Agreement dated April 28, 2022 by and among Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, Tenzing Holdings 2011 Ltd. and Sino Avenue Limited.

F	Revised Proposal Letter dated April 28, 2022 from Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, Tenzing Holdings 2011 Ltd. and Sino Avenue Limited to the special committee of the board of directors of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2022

Yi Wang		/s/ Yi Wang

Joyx Holdings Ltd.	By:	/s/ Yi Wang
Name: Yi Wang
Title: Authorized Signatory

Zheren Hu		/s/ Zheren Hu

Muang Holdings Ltd.	By:	/s/ Zheren Hu
Name: Zheren Hu
Title: Authorized Signatory

Hui Lin		/s/ Hui Lin

Ulingo Holdings Ltd.	By:	/s/ Hui Lin
Name: Hui Lin
Title: Authorized Signatory